UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Change of Subsidiary

Tokyo, December 6, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its special purpose company named MUFG Capital Finance 6 Limited, which was established in November, 2007 for the purpose of the issuance of preferred securities (“Non-dilutive Preferred Securities”), and the special purpose company of MUFG’s consolidated subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) named BTMU Preferred Capital 6 Limited, which was established in the same month, will increase their stated capital. As a result, each of MUFG Capital Finance 6 Limited and BTMU Preferred Capital 6 Limited will become a Specified Subsidiary (Tokutei Kogaisha) of MUFG. The number of voting rights of each special purpose company directly or indirectly held by MUFG, and the percentage of such rights against the total number of voting rights, will not change because the Non-dilutive Preferred Securities to be issued by each special purpose company are non-voting securities.

1. Reason for the Change

MUFG and BTMU each hold all of the common shares of their respective special purpose companies mentioned above. Due to the payment for the Non-dilutive Preferred Securities, which is scheduled to occur on December 13, 2007, the amount of the stated capital of MUFG Capital Finance 6 Limited and BTMU Preferred Capital 6 Limited is expected to exceed 10% of the amount of the stated capital of MUFG. Therefore, both of these special purpose companies are expected to become Specified Subsidiary of MUFG.

2. Profile of the Subsidiaries

(1) Special purpose company established by MUFG

Name	MUFG Capital Finance 6 Limited

Location	M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Date of change	December 13, 2007

Details of business	Issuance of Non-dilutive Preferred Securities, etc.

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Stated capital	JPY 150,000,500,000

Total outstanding shares and preferred securities (Issue price per Share / Security)	500,000 Common Shares (JPY1,000 per share) 15,000 Preferred Securities (JPY10,000,000 per security)

Shareholders	Common shares: 100% owned by MUFG Preferred Securities: 100% owned by entities other than MUFG

(2) Special purpose company established by BTMU

Name	BTMU Preferred Capital 6 Limited

Location	M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Date of change	December 13, 2007

Details of business	Issuance of Non-dilutive Preferred Securities, etc.

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Stated capital	JPY 150,006,000,000

Total outstanding shares and preferred securities (Issue price per Share / Security)	6,000,000 Common Shares (JPY1,000 per share) 15,000 Preferred Securities (JPY10,000,000 per security)

Shareholders	Common shares:100% owned by BTMU Preferred Securities:100% owned by MUFG Capital Finance 6 Limited

    *    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release has been prepared for the purpose of publicly announcing certain factual changes relating to the special purpose company and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.